SEC 18005843

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2018
Washington DC
408

SEC FILE NUMBER
8-24220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broker Dealer Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 South 68th St.
(No. and Street)

West Des Moines	IA	50266
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Smith (515) 727-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane Ste.214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BROKER DEALER FINANCIAL SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

OATH OR AFFIRMATION

I, Lisa Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broker Dealer Financial Services Corp., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUE KNOLL
Commission Number 773584
My Commission Expires
June 26, 2018

Sue Knoll
Notary Public

Lisa M. Smith
Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Broker Dealer Financial Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Broker Dealer Financial Services, (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Broker Dealer Financial Services as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Broker Dealer Financial Services's auditor since 1992.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 23, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

BROKER DEALER FINANCIAL SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 791,362
Receivable from broker/dealers	716,570
Securities owned, at fair value	76,386
Customer list (net of accumulated amortization of $49,051)	114,455
Other assets	185,682
TOTAL ASSETS	$ 1,884,455

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 61,703
Commissions payable	619,203
Related party payable	187,494
Other liabilities	277,174
Total Liabilities	$ 1,145,574
SHAREHOLDER'S EQUITY	
Common stock, $10 par value; authorized 30,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid in capital	1,348,389
Retained earnings (deficit)	(610,508)
Total Shareholder's Equity	$ 738,881
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,884,455

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Broker Dealer Financial Services Corp. (the "Company"), a wholly-owned subsidiary of BDFSC Holdings Corp. (BDFSC), was incorporated in the state of Iowa on September 13, 1979. The Company is registered with the Securities and Exchange Commission (SEC) and is a member Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation – The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (GAAP).

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Customer List - The Company evaluates the carrying value of its customer list during the fourth quarter of each year and between annual evaluations, if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. The customer list is being amortized over its projected useful life of 15 years. The estimated aggregate amortization expense for each of the five succeeding fiscal years is $16,350.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability

Level 1 inputs have been used to value securities owned, which consist solely of securities registered under the Investment Company Act of 1940.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Company's net capital and required net capital were $308,980 and $76,372, respectively. The ratio of aggregate indebtedness to net capital was 371%.

NOTE 4 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company has established a special bank account for the benefit of customers under Rule 15c3-3(k)(2)(i) of the SEC.

NOTE 5 - COMMITMENTS

In September of 2012, BDFSC was named as party to an agreement with a former shareholder of BDFSC. The original term of the agreement is five years and is automatically renewed for one year periods unless terminated by either party as specified in the agreement. The agreement requires BDFSC, at the direction of the former shareholder, to appoint a non-voting advisory member to the BDFSC Board of Directors. In addition, the agreement provides to the former shareholder of BDFSC, control of certain branding and naming rights to the "IBA Securities" division of the Company. The agreement also requires BDFSC to pay $2,000 per month to the former shareholder of BDFSC for an endorsement and other services.

NOTE 6 - RETIREMENT PLAN

The Company has established a retirement plan under IRS Code Section 401(k). Substantially all employees are eligible to participate in and contribute to the plan. The Company may make matching contributions and additional discretionary contributions. The Company's contribution to the plan for the year ended December 31, 2017 was $5,854.

NOTE 7 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of BDFSC Holdings Corp. (BDFSC). The Company is also affiliated through common ownership with Investment Advisors Corp., a registered investment advisor, and Bankers Financial Services LLC. The Company is also affiliated with DNS Properties, LLC, through common ownership of certain shareholders, and BDFSC leases its office space from this entity.

NOTE 7 - RELATED PARTIES - *(Continued)*

The Company has entered into an agreement with BDFSC, whereby BDFSC will pay certain expenses on the Company's behalf. The Company paid BDFSC $36,000 per month as reimbursement for these expenses and for management services to be provided for that month. The Company may also pay additional management fees as billed by BDFSC. For the year ended December 31, 2017, the Company incurred to BDFSC $403,000. This total was allocated on the Statement of Operations as follows:

Occupancy	$ 165,475
Communications	4,070
Office	50,291
Other	183,164
	$ 403,000

At December 31, 2017, the Company owed $187,494 to BDFSC.

NOTE 8 - INCOME TAXES

The Company and BDFSC have elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of BDFSC.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015.

NOTE 9 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded and over the counter options and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

The Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, therefore the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into agreements with two other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealers. The customers' accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf.

NOTE 9 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreements between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Included in the terms of one of these agreements, the Company is required to maintain a $25,000 deposit and a minimum equity of $100,000 in another firm account with the Clearing broker/dealer. These amounts are included in receivable from broker/dealers and securities owned, at fair value, respectively, on the statement of financial condition. The Company must also maintain customer assets over a stated amount with this Clearing Broker/dealer. If customer assets fall below this amount the Company must pay a substantial fee to the Clearing Broker/dealer. Termination charges and other items are included therein.

Included in the terms of the agreement with the other Clearing Broker/dealer the Company must maintain a $75,000 deposit. This amount is included in receivable from broker/dealers on the statement of financial condition. Also included in this receivable is $150,000 in fees promised from this Clearing/Broker dealer. Termination charge, minimum monthly charges, and other items are included therein.

NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors an employee stock ownership plan (ESOP) for ownership in its parent corporation, BDFSC Holdings Corp. (BDFSC), covering substantially all employees who have attained the age of 21 and completed at least one year of service. The ESOP owns approximately 10% of the outstanding stock of BDFSC. Contributions are at the Company's discretion, but will generally approximate the annual principal and interest due on the ESOP's note payable ($40,186 each year through December 31, 2030) and may not exceed the amount currently deductible for federal income tax purposes. Contributions vest 20% per year after two years of service. Employees are not permitted to make contributions to the ESOP.

Under terms of the ESOP agreement, shares of stock received as a distribution by terminated participants must be sold back to BDFSC. Additionally, participants receive a "put option" whereby they are given two option periods per year that will permit the participant to sell BDFSC's stock to BDFSC at the current fair market value.

NOTE 11 - CONTINGENCY

The Company has a potential legal matter relating to employment compensation and termination of an employee. The Company is actively investigating these matters and is taking the appropriate steps to defend itself against these actions. Legal counsel cannot determine the likelihood of an unfavorable outcome but have estimated the maximum potential loss to be $1,250,000. The Company has not accrued any amounts related to this matter at December 31, 2017.